Exhibit 99.1

Sinovac Biotech Announces Receipt of NASDAQ Letter

and Delayed Filing of Annual Report on Form 20-F

BEIJING, May 16, 2017 /PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA)(“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, announced today that it is delaying its Annual Report on Form 20-F for the year ended December 31, 2016 (the “2016 Annual Report”) and that it received a written notice from the Listing Qualifications Department of The Nasdaq Stock Market ("NASDAQ").

On May 1, 2017, Sinovac filed a Form 12b-25, Notification of Late Filing, with the Securities and Exchange Commission (the "SEC") regarding the delayed filing of its 2016 Annual Report. Sinovac does not expect that it will be able to file the 2016 Annual Report within the 15-day extension period. The Company’s Audit Committee requires additional time for its internal investigation regarding allegations raised in a research report by Geoinvesting. The investigation has slowed completion of the Company’s financial statements and audit for the year ended December 31, 2016. Management and the Audit Committee of the Company's Board of Directors are continuing to work diligently to complete its 2016 Annual Report and file it with the SEC as soon as possible.

After the Company publicly announced the internal investigation arising from the Geoinvesting article, the SEC staff notified the Company of an enforcement inquiry related to the matters discussed in the article. The SEC staff subsequently issued a subpoena requesting documents related to the internal investigation. The Company, at the direction of the Audit Committee and with the assistance of independent counsel, is cooperating with the SEC in response to the staff’s requests for information.

On May 10, 2017, Sinovac received a written notice from the Listing Qualifications Department of NASDAQ indicating that the Company is not in compliance with Listing Rule 5250(c)(1) because the Company has failed to file its 2016 Annual Report within four months after the end of year 2016 and does not expect that it will be able to file the 2016 Annual Report within the 15-day extension period.

Under the NASDAQ Listing Rules, the Company has 60 days from the receipt of the letter to submit a plan to NASDAQ as to how it plans to regain compliance with NASDAQ's continued listing requirements. If the Company is still unable to file its 2016 Annual Report by that time, then the Company intends to submit a compliance plan on or prior to that date. If NASDAQ accepts the Company's plan, NASDAQ can grant an exception of up to 180 calendar days from the filing's due date, or until October 30, 2017, to regain compliance. The Company may regain compliance at any time during this 180-day period upon filing with the SEC its 2016 Annual Report, as well as all subsequent required periodic financial reports that are due within that period. If NASDAQ does not accept the Company's plan, Sinovac will have the opportunity to appeal that decision to a NASDAQ Hearings Panel.

The NASDAQ notification letter has no immediate effect on the listing and trading of Sinovac's common shares on the NASDAQ Capital Market.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America. For more information, please visit the Company's website at www.sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations (including with respect to the filing of its 2016 Annual Report and the compliance plan discussed above), are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact

Sinovac Biotech Ltd.
Helen Yang
Tel: +86-10-8279-9871
Fax: +86-10-6296-6910
Email: ir@sinovac.com

ICR Inc.
Bill Zima
U.S: 1-646-308-1707
Email: william.zima@icrinc.com